Video Transcript – Another Round

Hi, my name's Kendall Spence, founder of another round.

It's gonna be an indoor 12-hole mini-golf course.

Not your standard mini-golf course.

Very artistic - We're doing installations, not just a theme.

So, you know, there's pirate mini-golf where it's green astroturf... windmill... kind of hokey.

We're gonna turn that on its head, make it more like an art installation - change it out annually, keep it fresh.

So you come once, you come twice, you can enjoy and kind of get a feel for it, but know that in a year from then it's gonna be a completely different feel in the same space.

The mini-golf holes are going to be centered around a bar with custom cocktails.

We have a bar consultant, also in our neighborhood.

He was the bartender of the year for 2017 and 2018.

Right here, we're surrounded by a brand new apartment complexes in every single direction.

There's two more being developed or right across the street, a lot of young professionals moving to the area.

Dallas is the second biggest population growth from other cities, second to Vegas, but this neighborhood is also full of families.

We wanted to be family-friendly. We've got a family, we wanted our kids to be able to come play, have a good time.

We're half a mile from downtown Dallas.

All the hotels, you can almost see them from right on the patio.

We'd love for those folks to come and play around in mini-golf.

In our model, our two main revenue streams are obviously going to be the mini-golf and the bar.

The mini-golf is projected to do 600k annually in sales with two percent growth, that's on a $12 for a round of mini-golf

And it's only got us factored at one event per month.

Factored into that 600k, where we also think there's a lot of upside in our model for corporate events, happy hours.

On the bar side we've got 450k a year in the model.

If we look at comps from bars that are neighboring, and similar concepts, "eatertainment" concepts that are the same size.

They, on an annual basis, are averaging about eight hundred thousand a year in alcohol sales.

So I think we're being very conservative for what we've modeled, but we did want to model everything out taking a conservative approach because this is a new concept,

And with the new concept, we're trying to make sure we're taking appropriate precautions.

Another appropriate precaution we're taking is having the right staff help us and the right experts help us get this off the ground.

We've got an amazing architect and designer that's helping us make sure this is all going to flow well and be set up right.

We've also hired a very experienced GM who's been at multiple different venues and brings a wealth of knowledge about helping us get this off the ground.

And we've also hired a bar consultant to help us design our cocktail menu to make sure we're offering something fresh, something unique, very tasty, but also in a speedcraft manner.

When people are playing mini-golf they don't wait 10 minutes to get a drink, they want to get a drink in a minute or two minutes, tops, so they can get back out there and play.

It's all about how we train and treat our staff that's gonna be reflected and come back to our customers.

And so we want to make sure that that's all done the right way so that people feel comfortable coming in, that they want to come back.

We're excited to get this going, see our vision that's been three years in the making take off and really have a fun place for folks in Dallas and everywhere else to come enjoy

We'd love for you to be a partner with us through NextSeed and come join us at another round in 2020